Universal Health Services, Inc.

367 South Gulph Road

P.O. Box 61558

King of Prussia, PA 19406

April 1, 2011

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Universal Health Services, Inc.

Registration Statement on Form S-4

Ladies and Gentlemen:

In connection with the above-referenced registration statement on Form S-4 (the “Registration Statement”) filed by Universal Health Services, Inc., a Delaware corporation (the “Company”) and the Subsidiary Guarantors (as defined below) with the U.S. Securities and Exchange Commission (the “Commission”) on the date hereof, relating to the registration under the Securities Act of 1933, as amended (the “Securities Act”), of (i) the offering and issuance of $250,000,000 aggregate principal amount of the Company’s 7% Senior Notes due 2018 (the “Exchange Notes”) in exchange for a like principal amount of the Company’s issued and outstanding 7% Senior Notes due 2018 (the “Outstanding Notes”) as described in the Registration Statement (the “Exchange Offer”) and (ii) the guarantees of the Exchange Notes (the “Guarantees”) of the subsidiaries of the Company identified as registrant subsidiary guarantors in the Registration Statement (the “Subsidiary Guarantors”), the Company and Subsidiary Guarantors supplementally advise the Commission that:

1. The Company and the Subsidiary Guarantors are registering the Exchange Offer in reliance on the position of the staff of the Commission (the “Staff”) enunciated in Exxon Capital Holdings Corporation (available May 13, 1988), Morgan Stanley & Co. Inc. (available June 5, 1991) and Shearman & Sterling (available July 2, 1993).

2. Neither the Company nor the Subsidiary Guarantors have entered into any arrangement or understanding with any person to distribute the Exchange Notes to be received in the Exchange Offer and, to the best of the Company’s and each Subsidiary Guarantor’s information and belief, each person participating in the Exchange Offer is acquiring the Exchange Notes in its ordinary course of business and has no arrangement or understanding with any person to participate in the distribution of the Exchange Notes to be received in the Exchange Offer. In this regard, the Company and each Subsidiary Guarantor will make each person participating in the Exchange Offer aware (through the Exchange Offer prospectus or otherwise) that if such person is participating in the Exchange Offer for the purpose of

U.S. Securities and Exchange Commission

Division of Corporation Finance

April 1, 2011

participating in a distribution of the Exchange Notes to be acquired in the Exchange Offer, such person (1) cannot rely on the Staff position enunciated in Exxon Capital Holdings Corporation, Morgan Stanley & Co. Inc. or other no-action or interpretative letters to similar effect and (2) must comply with the registration and prospectus delivery requirements of the Securities Act in connection with a secondary resale transaction. The Company and each Subsidiary Guarantor acknowledge that such a secondary resale transaction should be covered by an effective registration statement containing the selling securityholder information required by Item 507 of Regulation S-K.

3. The Company and each Subsidiary Guarantor will also make each person participating in the Exchange Offer aware that any broker-dealer who holds Outstanding Notes acquired for its own account as a result of market-making activities or other trading activities may participate in the Exchange Offer so long as the broker-dealer has not entered into any arrangement or understanding with the Company, a Subsidiary Guarantor or an affiliate of the Company to distribute the Exchange Notes.

4. The Company and each Subsidiary Guarantor will also make each person participating in the Exchange Offer aware (through the Exchange Offer prospectus) that any broker-dealer who holds Outstanding Notes acquired for its own account as a result of market-making activities or other trading activities and who receives Exchange Notes in exchange for such Outstanding Notes in the Exchange Offer may be a statutory underwriter and must deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of such Exchange Notes.

5. The Company and each Subsidiary Guarantor will include in the transmittal letter or similar documentation to be executed by an exchange offeree in order to participate in the Exchange Offer a provision providing that if the exchange offeree is a broker-dealer holding Outstanding Notes acquired for its own account as a result of market-making activities or other trading activities, it shall deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of Exchange Notes received in respect of such Outstanding Notes pursuant to the Exchange Offer.

If you have any questions or comments, please contact the undersigned at (610) 768-3319, or Warren J. Nimetz or Manuel G. Rivera of Fulbright & Jaworski L.L.P. at (212) 318-3000.

Very truly yours,

/s/ STEVE G. FILTON

Steve G. Filton
Senior Vice President and Chief Financial Officer